AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation

Draft Registration Statement on Form S-1

Submitted February 9, 2021

CIK No. 0001800637

Dear Ms. Adams:

Agrify Corporation (the “Company”, “we”, “us” or “our”) has submitted to the Securities and Exchange Commission (the “Commission”) a Draft Registration Statement on Form S-1 (the “Registration Statement”) on February 9, 2021. The Company hereby confirms to the staff (the “Staff”) of the Commission that the Company will publicly file the Registration Statement and all confidential draft submissions of the Registration Statement such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date of the Registration Statement.

We thank the Staff in advance for its review of the foregoing. If you have any questions or comments, please contact our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Niv Krikov
Niv Krikov, Chief Financial Officer